Exhibit 17

Press Release Issued by Kistefos on March 15, 2009, Including Text of the Letter to the Independent Directors

Kistefos Submits a Revised Proposal to Trico Marine Board

Proposal Asks Stockholders to Increase Board to Nine and Elect Two Experienced Nominees as Part of Effort to Reverse Trico’s Startling Loss of Stockholders Value

Kistefos Confident There are No Jones Act Issues; Asks Board to Set Aside Legal Maneuvers and Focus on Reversing the Company’s Poor Operating Performance

OSLO, Norway—(BUSINESS WIRE <http://www.businesswire.com/> )— Kistefos AS, the largest shareholder of Trico Marine Services, Inc. (NASDAQ: TRMA), an integrated provider of subsea, trenching and marine support vessels and services, announced today that it has revised its proposal to nominate two of its executives for election to Trico’s Board. In a formal notice sent to the Company yesterday, Kistefos proposed allowing stockholders to vote on increasing the size of the current Board by two to nine directors at Trico’s 2009 Annual Meeting. Kistefos has nominated Christen Sveaas and Åge Korsvold, two experienced executives with extensive operational expertise in the energy and offshore services industry, to fill the newly created vacancies on the Board.

Separately, Kistefos sent a letter to the Company’s independent directors yesterday that said while it is disappointed with Trico’s response to its repeated attempts at conducting a productive dialogue, it believes that this revised submission is an effective solution that meets Trico’s qualification criteria and gives stockholders the representation they deserve on the Board of Directors. Kistefos is confident that this proposed Board structure will ensure that Trico continues to be in compliance with the Jones Act, while rightly giving stockholders an opportunity to have their voices heard on the most important matter at hand: Trico’s future.

Among the points raised in the letter are the following:

•              The real issues at hand are Trico’s financial and operating performance and the significant loss of stockholder value, especially in the past year.

Kistefos asks the Board to set aside legal maneuvers and to focus on the real issues at the Company - the startling loss of stockholder value and poor operating performance demonstrated by Trico over the past year. Kistefos continues to believe there is significant inherent value in Trico and believes the infusion of new talent and ideas into Trico’s board room would help cultivate that value for the benefit of all stockholders.

•              There is no Jones Act issue raised by Kistefos’ proposal.

Although Kistefos continues to disagree with the Board that the nomination of Messrs. Sveaas and Korsvold would put the Company in non-compliance with the Jones Act, Kistefos has nonetheless revised its proposal to eliminate any threat of potential legal risks so the focus can be moved away from misplaced legal objections and back to the original intent of its proposal: to restore value to the company.

•              There are no concerns under competition law.

Kistefos continues to believe there are no meaningful concerns under competition law between Trico and Kistefos’ portfolio company, Viking Supply Ships AS - two companies that serve entirely different customers in different segments of the market. However, to again put the focus back to the core issue of the destruction of stockholder value, if elected as a director of Trico, Åge Korsvold has agreed to step down as chairman of Viking. Therefore, neither of Kistefos’ director nominees would be in any competitive conflict from joining the Board of Trico.

A full copy of Kistefos’ letter to the independent directors of Trico sent yesterday follows:

March 14, 2009

Independent Members of the Board of Directors

of Trico Marine Services, Inc.

c/o Myles Scoggins

Trico Marine Services, Inc.

10001 Woodloch Forest Drive

Suite 610

The Woodlands, TX 77380

Gentlemen:

We are writing in response to your letter dated March 2, 2009, as well as Mr. Varma’s letter dated March 9, 2009, wherein you have denied our request to nominate Messrs. Sveaas and Korsvold for election to the Board of Trico Marine Services, Inc. as Class II directors.

In order to address the issues which you have raised, we have responded today to Mr. Varma with revised proposals to increase the size of the Board to nine by shareholder action at the 2009 annual meeting, and have nominated Messrs. Sveaas and Korsvold to fill the newly created vacancies. We have withdrawn our proposal to nominate Messrs. Sveaas and Korsvold to run for election as Class II directors. Our letter to Mr. Varma is attached hereto.

We are deeply disappointed by your use of legal tactics which are not only without merit, particularly as they relate to your position on the Jones Act, but more importantly deny stockholders the ability to vote on our proposals and help address the company’s real problems that prompted us to reach out in the first place. We believe our revised submission is a constructive solution that both meets your qualification criteria and would give stockholders a much-needed additional voice to help determine Trico’s future. We also make a number of additional governance-related proposals which are intended to move Trico closer to the best governance standards of the day and guard against further attempts to manipulate the corporate machinery for the purpose of entrenchment.

We would also like to take this opportunity to respond to your prior letters and set the record straight. We do absolutely agree with you that open and forthright dialog is important at this critical time for Trico, which is why we have welcomed our discussions with you during the past two months and are still hopeful that reaching an acceptable result would help put Trico back on the right path of growth and profitability. Despite these good faith efforts, the most troubling aspect of your position is that it completely ignores the most serious issues that prompted our request for a role on the Company’s Board in the first place - the startling loss of stockholder value and poor operating performance experienced over the past year - and instead focuses on misplaced legal objections.

Our Deep Concerns

As stated in our letter of December 23, 2008, as your longest term and largest stockholder, we are extremely concerned by the more than 90 percent drop in Trico’s stock price since last April, a performance that is significantly worse than market conditions warrant and which trails Trico’s peer group. Likewise, we have deep concerns about the hostile attitude evidenced towards your stockholders, a factor which we believe has contributed to the steep drop in stockholder value. As you know, Christen Sveaas and I have considerable experience in helping underperforming companies generate substantial value for stockholders. That is why we are disappointed, to say the least, with your reaction to our offer to work with you. Your letter and Mr. Varma’s letter of March 9 serve only to reinforce our concerns.

As you well know, in our ongoing discussions over the past few months, we have strongly disagreed with you that our proposals would in any way risk disqualifying the Company under the Jones Act, or violate applicable competition law. Because our proposals to join the Trico Board can be easily implemented by simply increasing the size of the Board to nine, without any legal risk, we can only conclude that management and the Board have determined to confuse the matter and entrench themselves further in the face of a disastrous loss of stockholder value and stockholder confidence. There can be no other explanation for your refusal to agree to give the Company’s largest stockholder, which has demonstrated a longstanding commitment to the Company, meaningful representation on its Board.

We believe that there is significant inherent value in Trico and that the infusion of new talent and ideas into the boardroom would help cultivate that value for the benefit of all of Trico’s stockholders. We too would prefer to avoid a costly proxy fight to achieve that objective, but unfortunately your unwillingness to consider adding us both to the Board and seeming willingness to spend stockholders’ money to further entrench yourselves leaves us with no choice other than to proceed with preparations for a contest at the annual meeting.

Our Proposals Comply with the Jones Act

Our proposals today contemplate an increase in the size of the Board to nine, an increase in the size of a Board quorum to seven and the nomination and election of Messrs. Sveaas and Korsvold to fill the new seats. As we have explained to you repeatedly, so long as our nominees constitute a minority of the Board quorum and we do not exercise control over more than 25% of any interest in Trico, we are confident our proposals raise no Jones Act issue. Under our proposals, our nominees would constitute less than 25% of the total number of directors and there is no question of impermissible control. To be clear, contrary to your assertions, based on discussions regarding the applicable provisions of law we have had with representatives of the U.S. Maritime Administration, we believe that there would be no Jones Act question raised solely by reason of the election of two non-citizens nominated by a non-citizen stockholder to a board of directors consisting of nine members which includes one additional non-citizen nominated by such board.

Your communications to us and your 10-K filing this past week further suggest that you now believe that the number of non-citizen directors may not exceed 25 % of the Board or 25% of a quorum. While we are not aware of any authority for this position and are of the belief that it misstates the proper application of the Jones Act to this situation, we have further modified our proposals to comply with your interpretation. Under our proposals, we would seek the removal of Mr. Staehr and we would agree to require that a quorum consist of at least six U.S. citizens, which is more than 75% of the quorum, thereby eliminating the concern. Mr. Staehr’s removal would be necessary to insure that non-citizens do not comprise more than 25% of the Board. Since we do not believe that, in this situation, the Jones Act requires that non-citizen directors constitute no more than 25 % of the Board or 25% of a quorum, we would be willing to withdraw these further modified proposals upon your acknowledgement or a proper authority’s determination that they are not legally required. If we were to mutually agree on these matters, they could easily be implemented by the Board and the stockholders at the upcoming annual meeting, thereby saving Trico’s stockholders the considerable cost of a proxy contest.

We would urge you to abandon your current rigid opposition, which essentially uses the Jones Act as a poison pill to prevent implementation of our proposals in any way. It is clearly not in the stockholders’ best interests and risks causing further damage to our Company. At the very least, it is time to give Trico’s stockholders a meaningful say in the Company’s direction going forward.

There Also Are No Competition Issues

Your alleged concerns regarding competition issues between the Company and Kistefos’ portfolio company, Viking Supply Ships AS, are also patently self-serving and indefensible, as you yourselves implicitly admitted in connection with your unacceptable offer to add Mr. Sveaas alone to the Board. To the extent that Trico continues to operate in the U.S. “coastwise trade” (in the face of deteriorating earnings due to a weakening market in the Gulf of Mexico), Viking is simply precluded from competing with Trico under the Jones Act. In the rest of the world, for numerous reasons, there are no meaningful concerns under competition law. As you well know, Trico and Viking operate vessels in markets that are not concentrated and have few barriers to entry. The two companies serve entirely different customers in different segments of the market. Virtually all of the commercial information regarding pricing in these markets is publicly available. Viking has no presence in the subsea markets which now constitute the largest part of Trico’s operations.

In fact, Trico has only one vessel operating in the AHTS market for spot contracts in the North Sea out of a total of 26, making it impossible as a practical matter for our membership on the Trico Board to result in any impact on competition or violation of competition laws. In addition, as you also know, Mr. Sveaas is neither an officer nor a director of Viking and I will step down as chairman and a director of Viking upon election to the Trico Board. Therefore, neither of us will be in a position to receive commercial operating information from Viking. When we join the Trico Board, any remaining concerns regarding confidential information can be managed with appropriate and customary board-level protective procedures, as you have acknowledged in our discussions. Accordingly, we must conclude that there are simply no meaningful competition law issues applicable to our proposals.

The Real Issue

This brings me back to the real issues raised by our proposals and your response to date. Trico’s financial and operating performance has continued to deteriorate substantially since we first made our proposals. Now, even more than in December, it is crucially important that an engaged Board which represents vested stockholder interests work with a sense of urgency to find appropriate solutions.

In light of our more than three-year history as the Company’s largest stockholder and the lengthy and vital experience both Mr. Sveaas and I have in both the offshore market and in turnaround situations, we firmly believe the Company is best served by adding both of us to the Board, particularly given that we would constitute only a minority of an expanded Board of nine. We believe you have disingenuously suggested that placing both of us on the Board would be some kind of an attempt to take control of Trico but there is absolutely no truth to this assertion. We simply believe that our point of view can best be communicated in a dynamic Board environment, where direct stockholder interests are not represented by a single, isolated voice. Accordingly, while we remain determined to resolve this matter by placing both of our nominees on the Board, we are entirely willing to do so in a way that is harmonious and avoids a proxy contest later this Spring.

As stated in our December 23rd letter, upon our election to the Board, we will work with you to develop a robust plan to restore stockholder value, including a review of the Company’s governance, operations and financial structure and its strategic opportunities. We can make a significant contribution to an analysis of the Company’s operating and financing alternatives and strategic direction from our perspective as a vested stockholder and as an experienced, industry-wise operating investor.

In summary, we are determined to take a meaningful role in restoring value to our substantial investment, as well as the investment of all of the Company’s stockholders. As we have stated in this letter and in past communications, the issues that you have raised are neither insurmountable nor truly legitimate. We await your response.

With kind regards,

Very truly yours,

KISTEFOS AS

Åge Korsvold

Chief Executive Officer

Enclosure

About Kistefos AS

Kistefos AS is a private investment firm focused on making investments in medium-sized companies. Kistefos typically invests in turnaround opportunities and businesses that experience industry consolidation. Kistefos has holdings in dry cargo-shipping, offshore services and financial services, as well as technology-founded investments and real estate development. Kistefos AS was founded in 1979 and is based in Oslo, Norway.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

KISTEFOS AS, CHRISTEN SVEAAS AND ÅGE KORSVOLD (COLLECTIVELY, THE “PARTICIPANTS”) INTEND TO MAKE A PRELIMINARY FILING WITH THE SECURITIES AND EXCHANGE COMMISSION OF A PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES IN CONNECTION WITH THE 2009 ANNUAL MEETING OF THE STOCKHOLDERS OF TRICO MARINE SERVICES, INC. (THE “COMPANY”). SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES

FROM STOCKHOLDERS OF THE COMPANY FOR USE AT THE 2009 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO THE COMPANY’S STOCKHOLDERS AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS AND WILL BE CONTAINED IN THE SCHEDULE 13D FILED BY THE PARTICIPANTS AND IN AMENDMENTS THERETO.

Investor Contacts:

Okapi Partners LLC

Bruce Goldfarb/Pat McHugh/Steve Balet

(212) 297-0720

Media Contacts:

The Abernathy MacGregor Group

Tom Johnson/Chuck Burgess/Mike Pascale

212-371-5999